20 February 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 20 February 2006 it purchased 800,000 Reed Elsevier PLC ordinary shares at a price of 522.947 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 800,000 Reed Elsevier PLC ordinary shares in treasury, and has 1,276,514,546 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 20 February 2006, it purchased 500,000 Reed Elsevier NV ordinary shares at a price of €11.364 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 500,000 Reed Elsevier NV ordinary shares in treasury, and has 741,525,052 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).